Units $10 principal amount per unit CUSIP No.	Pricing Date* August , 2014 Settlement Date* August , 2014 Maturity Date* August , 2015 *Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")



Bear Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index

- Automatically callable if the level of the Index on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is less than or equal to the Starting Value

- In the event of an automatic call, the amount payable per unit will be:

  - [$10.40 to $10.60] if called on the first Observation Date

  - [$10.60 to $10.90] if called on the second Observation Date

  - [$10.80 to $11.20] if called on the final Observation Date

- If not called on the first or second Observation Dates, a maturity of approximately one year and two weeks

- If not called, the principal amount is subject to 1-to-1 downside exposure to increases in the Index, with up to 100% of the principal amount at risk

- All payments are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES BEAR STR-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.50 and $9.90 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

———————————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————————

	Per Unit	Total
Public offering price[1][2]........................	$ 10.000	$
Underwriting discount[1][2]......................	$ 0.125	$
Proceeds, before expenses, to HSBC...	$ 9.875	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.975 per unit and $0.100 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.875 per unit and $0.000 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

Merrill Lynch & Co.
August   , 2014

Bear Strategic Accelerated Redemption Securities®
Linked to the Russell 2000® Index, due August , 2015

STRUCTURED INVESTMENTS
Enhanced Return

Summary

The Bear Strategic Accelerated Redemption Securities® Linked to the Russell 2000® Index, due August , 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes will be automatically called at the applicable Call Amount if the closing level of the Index, which is the Russell 2000® Index (the "Index") on any Observation Date is equal to or less than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Index. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Call Amounts and Call Premiums). The notes are subject to an automatic call, and the estimated initial value is based on an assumed tenor of the notes. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately one year and two weeks, if not called on the first or second Observation Dates
Market Measure:	The Russell 2000® Index (Bloomberg symbol: "RTY"), a price return index.
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The closing level of the Index on the final Observation Date.
Observation Level:	The closing level of the Index on any Observation Date.
Observation Dates:	February , 2015, May , 2015, and August , 2015 (the final Observation Date), approximately six, nine, and twelve months after the pricing date. The Observation Dates are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-16 of product supplement EQUITY INDICES BEAR STR-1.
Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:	[$10.40 to $10.60], representing a Call Premium of [4.0% to 6.0%] of the principal amount, if called on the first Observation Date; [$10.60 to $10.90], representing a Call Premium of [6.0% to 9.0%] of the principal amount, if called on the second Observation Date; and [$10.80 to $11.20], representing a Call Premium of [8.0% to 12.0%] of the principal amount, if called on the final Observation Date. The actual Call Amounts and Call Premiums will be determined on the pricing date.
Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page PS-16 of product supplement EQUITY INDICES BEAR STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Value:	100% of the Starting Value
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Payment Determination

Automatic Call Provision:

Is the Observation Level on any Observation Date less than or equal to the Call Level?

Yes → The notes will be called on that Observation Date and you will receive per unit the applicable Call Amount, which is equal to:

$10 + the applicable Call Premium

No → The notes will not be called. See "Redemption Amount Determination" below.

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:



$$\$10 - \left[\$10 \times \left(\frac{\text{Ending Value - Threshold Value}}{\text{Starting Value}} \right) \right]$$

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is greater than the Starting Value.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement EQUITY INDICES BEAR STR-1 dated July 24, 2014:
  https://www.sec.gov/Archives/edgar/data/83246/000114420414044592/v384559_424b5.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES BEAR STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the closing level of the Index on any of the Observation Dates will be less than or equal to the Starting Value and, in that case, you accept an early exit from your investment.

- You accept that the return on the notes, if any, will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of the Index is significantly greater than the applicable Call Premium.

- If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is greater than the Threshold Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You wish to make an investment that cannot be automatically called prior to maturity.

- You believe that the level of the Index will increase from the Starting Value to the Ending Value.

- You anticipate that the Observation Level will be greater than the Call Level on each Observation Date.

- You seek an uncapped return on your investment

- You seek principal protection or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. **The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level, Observation Levels, Call Premiums, and the term of your investment.** The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1) a Starting Value of 100.00;

2) a Threshold Value of 100.00;

3) a Call Level of 100.00;

4) an expected term of the notes of approximately one year and two weeks if the notes are not called on the first or second Observation Dates;

5) a Call Premium of 5.00% of the principal amount if the notes are called on the first Observation Date, 7.50% if called on the second Observation Date, and 10.00% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6) Observation Dates occurring approximately six, nine, and twelve months after the pricing date.

The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of the Index. For recent actual levels of the Index, see "The Index" section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is less than or equal to the Call Level.

Example 1 – The Observation Level on the first Observation Date is 90.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.50 = $10.50 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is greater than the Call Level, but the Observation Level on the second Observation Date is 95.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.75 = $10.75 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Levels on the first and second Observation Dates are greater than the Call Level, but the Observation Level on the third and final Observation Date is 95.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.00 = $11.00 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date and the Ending Value is greater than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 115.00, the Redemption Amount per unit will be:

$$\$10 - \left[\$10 \times \left(\frac{115.00 - 100.00}{100.00} \right) \right] = \$8.50 \text{ per unit}$$



Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	**Example 2**	**Example 3**	**Example 4**
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	90.00	110.00	110.00	112.00
Observation Level on the Second Observation Date	N/A	95.00	117.00	122.00
Observation Level on the Final Observation Date	N/A	N/A	95.00	115.00
Return of the Index	-10.00%	-5.00%	-5.00%	15.00%
Return of the Notes	5.00%	7.50%	10.00%	-15.00%
Call Amount / Redemption Amount per Unit	$10.50	$10.75	$11.00	$8.50

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable short position in the Index, or the components included in the Index.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests

- You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

- While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.



- ▪ The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES BEAR STR-1.

The Index

All disclosures in this term sheet regarding the Index have been derived from publicly available sources, which we have not independently verified. The information summarizes the current index methodology as published by Russell Investment Group ("Russell," or the "Index Sponsor") and may be changed by Russell at any time. Additional information on the Index is available at the following website: http://www.russell.com. No information on that website is deemed to be included or incorporated by reference in this term sheet.

"Russell 2000®" and "Russell 3000®" are trademarks of Russell and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell Investment Group Publishes the Index

The Index is calculated, published, and disseminated by the Index Sponsor, and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98.00% of the United States equity market.

The Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the Index began on January 1, 1987. The top five industry groups by market capitalization as of May 31, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

Only stocks belonging to companies domiciled in the U.S. are allowed into the Index. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange. Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, rights, pink sheets, OTC Bulletin Board companies and closed-end mutual funds are excluded from the Index. Real Estate Investment Trusts and Beneficial Trusts however, are eligible for inclusion.

In general, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where the Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the daily closing during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company's shares times the total number of available shares, as described below. Based on closing values on the last trading day of May of each year, the Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the Russell Index is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday.

Computation of the Index

The Index is a capitalization-weighted index. The Index reflects changes in the market value (i.e. capitalization) of the component stocks relevant to their market value on a base date. The Index is determined by adding the market values of the component stocks, which are determined by multiplying the price of each stock as of the last trading day in May by the number of total outstanding shares, to obtain the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which gives the adjusted capitalization of the Index on the base date of December 31, 1978 (when calculated by Russell). For each security, the most recently traded price on the last trading day in May will be used in determining the Index. If a component security is not open for trading on its primary market, the lowest price from another market will be used.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- Initial Public Offering lock-ups – shares that are locked up during an initial public offering ("IPO") will be considered unavailable at the time the IPO enters the index;

- Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed;

- ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans ("ESOP") or Leveraged Employee Stock Ownership Plans ("LESOP") that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Index are held by another company also in the Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – when an individual, a group of individuals acting together, or a corporation not in the index owns more than 10% of the shares outstanding. However, institutional holdings (investment companies, partnerships, insurance companies, mutual funds, banks, or venture capital companies) are not included in this class; and

- Unlisted share classes – classes of common stock that are not traded on a United States securities exchange or NASDAQ will be adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the Index is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the Index at either the current day at the stock's last traded price or, the following day at the closing over-the-counter ("OTC") Bulletin Board price. The following summarizes the types of the Index maintenance adjustments and indicates whether or not an index adjustment is required:

"No Replacement" Rule – Securities that leave the Index for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the Index will fluctuate according to corporate activity.

Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock's capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the Index. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company's shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the Index after the action is final.

Deleted Stocks – When deleting stocks from the Index as a result of exchange delisting or reconstitution, the price used is the last traded price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect delisted stocks were the last traded price on their primary exchange. There may be corporate events, like mergers or acquisitions that result in the lack of a current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

Additions for Spin-Offs – Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Index at the latest reconstitution.

Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the Index using their industry's average style probability established at the latest constitution. In order for a company to be added to the Index in a quarter (outside of reconstitution), the IPO company must meet all Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the Index as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Reincorporations - Members of the Index that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

Rights Offerings – Russell will only adjust the index to account for a right if the subscription price of the right is at a discount from the market price.

Tender offers – A company that is acquired through a tender offer will be removed from the Index if (i) the initial tender offer expires; (ii) the shareholders validly tendered; (iii) all regulatory requirements have been fulfilled and (iv) the acquiring company is able to finalize the acquisition.

Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the Index at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

Dividends – Gross dividends are included in the daily total return calculation of the Index on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

Halted Securities – When a stock's trading is halted, the Index will hold the security at its most recent closing price until trading resumes or delisting occurs unless the stock is halted for 40 days or more or due to exchange rules or regulatory issues for more than one quarter, in which case Russell will review the situation on a case by case basis.


Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than 5% are reflected in the Index. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through June 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2014, the closing level of the Index was 1,133.602.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company ("Frank Russell"). Frank Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to HSBC is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to the HSBC or the notes. Frank Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-6 and "Use of Proceeds" on page PS-15 of product supplement EQUITY INDICES BEAR STR-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the level of the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon receipt of a cash payment at maturity or upon a sale, exchange, redemption, retirement or other disposition of the notes . This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year, and otherwise will be short-term capital gain or loss. Accordingly, if the notes are called on the first or second Observation Date, your capital gain or loss generally will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES BEAR STR-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Strategic Accelerated Redemption Securities[®]" is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.